Via Facsimile and U.S. Mail
Mail Stop 6010


December 14, 2005


Mr. Erle T. Mast
Chief Financial Officer
Pharmion Corporation
2525 28th Street; Suite 200
Boulder, CO 880301

Re:	Pharmion Corporation
	Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
	File No. 000-50447

Dear Mr. Mast:

      We have limited our review of your filing to those issues we
have addressed in our comments.     In our comments we ask you to
provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004 filed March 16,
2005

Management Discussion and Analysis

Critical Accounting Policies, page 29

1. We believe your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved.
Please
provide us the following in disclosure-type format:

a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) To the extent that information you consider in estimating each accrual is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
c) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
d) Your product return policy as it relates to your sales to wholesale distributors, hospitals, clinics, and retail pharmacies.
e) A roll forward of the liability for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.
f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Results of Operations

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 46
2. Please confirm to us, if true, that your disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives. We are requesting this information to determine whether the objective for the design of the disclosure controls and procedures is consistent with your principal executive officer and principal financial officer`s conclusion that your disclosure controls and procedures are effective at that "reasonable assurance" level. If true, please represent to us that you will clarify this in future filings. If not true, please provide us an explanation.

Financial Statements

Consolidated Statement of Operations, page F-4
3. We note that you do not include amortization of product rights with costs of sales. Please provide us disclosure that reclassifies the appropriate amounts to cost of services. Alternatively, provide us disclosure that expand the cost of services caption to include parenthetical disclosure indicating that amortization of product rights is excluded and disclose the amount of amortization excluded from cost of services. Please refer to SAB Topic 11:B. In addition, your gross profit discussion in MD&A should be consistent with this presentation. In this regard if you exclude amortization from cost of sales, the MD&A discussion should clearly state the nature and amount of the amortization that is excluded.

      Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
551-3652 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Erle T. Mast
Pharmion Corporation
December 14, 2005
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